Invest in Benevet

A comprehensive telehealth platform for veterinarians and pet owners.



BENEVET.COM BELLEVUE WA

Technology Software B2C Animals Mobile

Why you may want to invest in us...

1   Benevet helps veterinarians provide better care, more efficiently and more profitably.

2   Benevet improves pet owners' satisfaction and overall quality of care.

3   Benevet handles video and audio meetings, client photos and videos, secure messages, billing, & documentation.

4   Benevet's centralized data storage alleviates the need for practices to fax or email information.

5   Benevet enables veterinarians to work efficiently with other veterinarians, such as specialists.

6   Benevet is the only veterinary telehealth platform seeking veterinarian-only investors.

7   Benevet is committed to supporting the success of veterinary practices of all

types and specialties.

8   Our team includes highly respected veterinary advisors who are leaders in their field.

Why investors ❤ us

WE'VE RAISED $102,500 SINCE OUR FOUNDING



This is perhaps the perfect time to launch veterinarian telemedicine. The events of 2020 have required us to live more remote lives, and this new normal will continue in some form going forward. The human telemedicine model has proven effective, convenient, cost-efficient, profitable, and popular for years now, but there are few options for remote pet healthcare. Benevet could establish itself as the market leader in the space.

I have known Dan (the Co-founder and CEO) for years, and in addition to being a medical doctor knowledgeable in telemedicine, I believe he and his team have the knowledge, experience, contacts, and resources to make this a successful venture.

I find this investment particularly attractive knowing that the company has already deployed significant resources in development and networking to provide for what should be a relatively fast soft launch, and I anticipate that both veterinarians and pet owners will be eager to embrace the technology.

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Ryan Montecucco General Counsel at LumiThera, Inc.

`LEAD INVESTOR` `INVESTING $1,000 THIS ROUND`



Awesome to see the Benevet platform continue to advance since I first saw it ⌄ a year ago! it really shows your commitment to both the effort and the vet community. I love the video, screenshots of the UI look super clean and easy to navigate. And particularly fantastic that you are giving the community the opportunity to come along for the ride both as users and investors.

Jon ROSKILL ☆

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Our team



Dan Guralnick
Co-founder and CEO
Dan is a human cardiologist and pet owner with over 15 years integrating telehealth into his practice. He is obsessed with bringing all the benefits of telehealth he and his patients experience to the world of veterinary medicine.




David Guralnick
Co-Founder and CTO
David has 30 years' experience in user experience design, software design, cognitive science, and online learning. He has won numerous design awards and specializes in new approaches to making technology efficient and easy to use.




Ted Cohn
veterinary advisor
Ted spent over 40 years in private practice as a companion animal veterinarian. He is a past American Veterinary Medical Association president and has maintained a strong interest in veterinary telemedicine and informatics for many years.


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Downloads

📄 Trends magazine TheDroneWillSeeYouNow.pdf
📄 CVMA VOICE.pdf
📄 VA Veterinary conference.pdf

The Benevet Telehealth Platform

We're developing a worldwide telehealth, or virtual care, platform that connects you with clients and with other veterinarians online.

We promote healthy animals and well-informed owners by making veterinary care more accessible and convenient.

We support you by offering new methods for delivering, documenting, and coordinating care, and for receiving compensation.

As veterinary professionals, we are asking you to join us as investors, partners, advisors, and users of the platform.

Who We Are

Dan Guralnick, MD - Co-founder and CEO

Dan is a human cardiologist and experienced pet owner with 15+ years integrating telehealth into his practice.

David Guralnick, PhD - Co-founder and CTO
David has been a software/user experience designer and online learning expert for 30 years; he's a Columbia University Adjunct Professor, president of the International E-Learning Association, and president of Kaleidoscope Learning, an e-learning company.

Our Veterinary Partners

Ted Cohn, DVM: Past president, American Veterinary Medical Association

Shane Ryan, BVSc, MVS: Past president, World Small Animal Veterinary Association

Jason Nicholas, BVetMed (Hons): ER/GP veterinarian, consultant, co-founder of Preventive Vet

Heidi Ward-McGrath, BVSc: CEO and senior veterinary surgeon, VetCare Limited

How It Works

Benevet enables online communication allowing you to *diagnose, treat, consult, and educate* when an office visit is not necessary or not possible.

Benevet offers a fast signup process allowing you to customize Benevet to your needs – select which services to provide, set your own fees, state preferences for connecting with existing clients, referrals, or anyone in need of advice – whatever you are most comfortable with and is in line with regulations in your region.

Key product features:

- Recorded online video visits

- Secure messaging system

- Scheduled online visits or "on call" for immediate online consultation

- Documentation – an "open chart" that clients or other providers may review

- Billing handled automatically at point of care with no further administrative work

- Permanent online health record accessed and jointly maintained by all caregivers – upload important health information such as documents, images, or test results to minimize records transfer

- Focal point through which all caregivers communicate.

How It Looks: A Benevet Video Consultation


TELEHEALTH APPOINTMENT
Ana Arias / Phoebe
MUTE
START VIDEO
PARTICIPANTS
CHAT
RECORD
PET INFO
NOTES
START TIME: 3:00 PM ET · ELAPSED TIME: 00:07:10
END MEETING

The Veterinarian's Dashboard

www.benevet.com
Benevet
CONNECTED VETERINARY HEALTH CARE
Available for Immediate Consultation
Can Receive Messages
VIEW/UPDATE YOUR AVAILABILITY
VIEW/CONTACT YOUR PETS & OWNERS
Help
Comments for the Benevet team
Log out
My account
Your Schedule
Your Messages
CREATE A MESSAGE
Your Payments
Date/Time
For
Pet/Owner
Appt. Topic
Amount
CONTACT US

The Pet Details Page

www.benevet.com
Benevet
CONNECTED VETERINARY HEALTH CARE
Help
Comments for the Benevet team
Log out
My account
Phoebe's Details
EDIT INFORMATION
CREATE A MESSAGE
Health History
ADD AN ITEM
Date
Item
Medications
Known Allergies
Vaccines
Diet
Past Medical History
Past Surgical History
Other Notes
CONTACT US

See Benevet In Action

Take a look at our Benevet Demo/Promo Video to see how Benevet will work in practice.

Virtual Care: Benefits to Your Practice

- Manage and monitor patients from a distance while getting paid for your services.
- Be more accessible and invite client engagement and collaboration.
- Increase revenue and work flexibility – Benevet is designed to be all profit, no overhead.
- Form active partnerships with clients, improving quality of care and client satisfaction.
- Request or deliver specialty consultation that may not otherwise be available.
- Promote preventive healthcare guidelines.
- More closely manage chronic or recurrent illnesses.
- Rapidly assess acute illness (triage) and assist clients in deciding when an emergency office visit is necessary.
- Save clients time and travel when an office visit is not necessary or not possible.
- Demonstrate to clients that your practice is innovative and uses cutting-edge technology to deliver the best care possible.

Virtual Care: Benefits to Your Clients

- Receive care from anywhere, with no need to miss work or travel long distances.

- Save time and travel with no waiting room, no stress to the animal, and no exposure to other sick animals or people.

- Easily collaborate with their primary veterinarian for chronic issues.

- Obtain second opinions and consultations that may not be available in their area.

- Get timely advice for urgent issues, avoiding reliance upon an Internet search for important decisions.

- Discuss preventative medicine, nutrition, behavioral issues, vaccinations, and more. Jointly manage their animal's Benevet chart, updating information and adding documents, pictures, or video as needed.

- Review chart notes, secure messages, or recordings of any visit any time.

- Save money – virtual visits may be less expensive than traditional office visits or alleviate the need for an emergency room visit, reducing cost when appropriate.

Veterinarian Investor Opportunity

We believe we have acquired a fantastic team of exceptional, trustworthy people with varied backgrounds who can orchestrate this grassroots movement and bring a worldwide virtual care platform into existence.

We expect unlimited opportunities to expand the platform with additional clinical care delivery applications, research, education, shelter medicine and charitable contributions.

We need your help to make this a success! With your investment dollars, talents, and ideas we can avoid involvement of other stakeholders and remain true to our mission.

We have spent > $250,000 USD thus far, combined for thousands of hours of our own time and employed many along the way: software engineers, graphic designers, lawyers, and more. We're looking to raise funds to complete the product and get it to market. According to our projections, we need to raise a minimum of $150,000 to make this happen; if we can raise more, we can incorporate additional features into the first product release and better publicize the product.

All veterinarians (and veterinary students – you are the future and should be included now!) are invited to invest, join our advisory board and ultimately utilize Benevet once released.

PLEASE NOTE: Any future financial projections or returns for investors cannot be guaranteed.

Investment Details

Benevet's product was originally developed by its parent company, Benecast, LLC ("Benecast") (formerly known as Benevet, LLC). In order to allow investors, Benecast created Benevet Social Purpose Corporation in August, 2020, and licensed its technology to Benevet Social Purpose Corporation in exchange for equity. Benevet Social Purpose Corporation (sometimes referred to as Benevet SPC) is incorporated in the state of Washington and is a special type of corporation in that its format allows it to pursue social goals rather than solely focusing on maximizing shareholder profits--in other words, Benevet SPC can work to promote animal health and serve its user base of veterinarians and clients as part of its mission.

Benecast, LLC, the company under which we have built the Benevet product to this point, is owned by Dan Guralnick and David Guralnick and is the parent company of Benevet Social Purpose Corporation. Benevet Social Purpose Corporation holds legal rights to use and distribute the Benevet product and its underlying technology in the veterinary industry in any way that it sees fit to do so. Benevet Social Purpose Corporation is the company that is looking for investors; we needed to make this change before raising funds because we felt that a corporation would be an easier type of entity for fundraising purposes.

The pre-fundraising valuation of Benevet Social Purpose Corporation to date has been set at $1.975 million USD, and we are offering up to 21 percent of the company to veterinarians/veterinary professionals predominantly. Up to 2100 shares are being offered, with a maximum value of $525,000, resulting in a post-fundraising company valuation of $2.5 million if we meet our funding goal.

Providing a public health service will remain a priority as opposed to maximizing profit.

Our plan is to continue to grow and expand Benevet to serve the needs of veterinarians, pet owners, and pets.

Join our community of veterinary investors today!

Contact Information

Dan Guralnick, MD
Co-founder and CEO, Benevet
info@benevet.com
www.benevet.com

Investor Q&A

+ EXPAND ALL

What does your company do? ⌄
Benevet is a comprehensive telehealth platform that allows pet owners and veterinarians to hold online appointments and maintain online medical records. It supports secure messaging, online video and audio consultations, photo and video storage as part of the medical record, and more. Benevet provides pet owners with a way to get quality care anytime, from anywhere, and veterinarians with a way to work efficiently and add revenue.

Where will your company be in 5 years? ⌄
In 5 years, we'd love for Benevet to be the standard platform for virtual veterinary care and online medical record storage, and to expand from its initial concept to include data from new technologies such as pet health monitoring systems, genetic information, integration with other medical record systems, and more.

Why did you choose this idea? ⌄
Both co-founders have a love of animals along with work experience in areas that relate to this project. Dan, one co-founder, is a cardiologist and has long seen the need for efficient, accessible medical record storage; David, the other co-founder, has a background in software design and user experience and envisions an industry-changing product.

How far along are you? What's your biggest obstacle? ⌄

We have completed the design and approximately 80% of the coding of the laptop/desktop version, and some of the design of the app version. We have a plan and an audience; the biggest obstacle is funding to allow us to dedicate resources; to this point, the project team has worked on this as a side project in addition to their work responsibilities. We want to allow a team to fully focus on this product.

Who competes with you? What do you understand that they don't? ⌄

There are a number of other products in the veterinary telehealth field, but they tend to be more limited in scope than Benevet. Benevet's full-service approach has been designed with veterinarians' input with the specific goals of both improving care and helping veterinarians appropriately monetize their work and time. We have made sure not to devalue veterinary care, instead ensuring we improve veterinary practice revenue and work flexibility while enabling more convenient care for clients. We also feel we bring superior technology than others with a focus on usability and intuitive design. Our respected team of veterinary advisors provides valuable insight on how we can most positively impact the veterinary industry.

How will you make money? ⌄

The company will receive a percentage of each online transaction

The company will receive a percentage of each online transaction.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Perhaps the greatest risk is that a larger competitor may develop similar technology and use their size and capital to capture greater market share. There may still be some resistance from veterinarians to integrate telehealth into their practices, legislative barriers, or reluctance to adopt another software platform that may not currently integrate with their existing medical record system. Benevet needs some early uptake from veterinarians who realize this is a unique platform designed with their best interest in mind. The marketplace for veterinary telehealth also does include a number of competitors, though we believe that Benevet's full-featured approach gives us an advantage.

It's possible that the Company will never receive future equity financing or undergo a liquidity event such as a sale of the Company or an IPO, so the Purchasers could be left holding the Securities in perpetuity.

State, federal and international government or regional veterinary organization policies and rules may change which could affect acceptable use and uptake for telehealth in veterinary care.

If Benevet is unable to raise the necessary funds through this offering or concurrent ones we may be unable to generate revenues, and investors may lose all or some of their investment.

We are a development stage company. We have not generated any revenue to date. Any and all statements about future operational and financial performance are forward-looking statements. Actual results may vary materially from these statements.

The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.